September 25, 2008

Mail Stop 4561

Mr. Eugene Sheehy
Chief Executive Officer
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

Re: Allied Irish Banks, p.l.c.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 7, 2008
File Number: 001-10284

Dear Mr. Sheehy:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Assistant Chief Accountant